U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

BANRO CORPORATION
(Exact name of registrant as specified in its charter)

CANADA (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employment Identification No.)

1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario Canada M5X 1E3
(Address of principal executive offices)

Title of each class of securities to be so registered: Rights to purchase Common Shares	Name of each exchange on which each class is to be registered: American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

On May 2, 2005, Banro Corporation (“Banro” or the “Corporation”) announced that its board of directors (the “Board”) has adopted a Shareholder Rights Plan (the “Plan”). This Plan is similar to shareholder rights plans adopted by other Canadian corporations.

Item 1.     Description of Registrant’s Securities to be Registered.

PURPOSE OF RIGHTS PLAN

The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid for the Corporation. The Plan discourages discriminatory, coercive or unfair take-overs of the Corporation and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Corporation (the “Common Shares”).

The Plan is not being proposed in response to, or in anticipation of, any specific take-over bid for Banro. The Board did not adopt the Plan to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares.

SUMMARY OF RIGHTS PLAN

Shareholder Approval and Termination

The Plan is subject to the approval of the TSX Venture Exchange and it requires confirmation by Banro shareholders within six months of the Plan’s effective date, which is April 29, 2005. If the Plan is not confirmed by shareholders, the Plan and all outstanding rights will terminate and be void and of no further force and effect. It is intended that the Plan will be considered by Banro shareholders at the annual and special meeting of shareholders scheduled for June 29, 2005 (the “Meeting”).

The Plan will terminate at the close of the annual meeting of shareholders of the Corporation in the year 2008 (unless the term of the Plan is extended beyond such date by resolution of the Independent Shareholders (as such term is defined in the Shareholder Rights Plan Agreement dated as of April 29, 2005 between the Corporation and Equity Transfer Services Inc., as rights agent)) (such time, the “Expiration Time”).

Issue of Rights

The Board authorized the issuance of one right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the “Record Time”). In addition, the Board authorized the issuance of one right in respect of each additional Common Share issued after the Record Time. The rights trade with and are represented by Banro’s Common Share certificates, including certificates issued prior to the Record Time. Until such time as the rights separate from the Common Shares and become exercisable (such time, the “Separation Time”), the rights certificates will not be distributed to shareholders.

Rights Exercise Privilege

If a person or a group acting in concert (an “Acquiring Person”) acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares (a “Flip-in Event”) otherwise than pursuant to a take-over bid permitted by the Plan (a “Permitted Bid”), rights (other than those held by such Acquiring Person which will become void) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a 50% discount to their market price. The Acquiring Person, as well as any holders of rights who do not exercise their rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a take-over bid made by such person, provided that the agreement meets certain requirements including:

•	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

•	the shareholder who has agreed to tender voting shares to the take-over bid (the “Lock-Up Bid”) made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other take-over bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

•	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

Until the Separation Time: (a) the rights will not be exercisable, and (b) each right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share. From and after the Separation Time, the rights will be evidenced by rights certificates that will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by means of a take-over bid circular;

•	the take-over bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

•	the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

•	the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•	the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver

At any time prior to the rights becoming exercisable, the Board may waive the operation of the Plan with respect to certain events before they occur, including in connection with a take-over bid. If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on the terms which the Board considers fair to all shareholders. Any waiver of the application of the Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding.

The Board may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

Redemption

The Board may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding rights at a redemption price of $0.00001 per right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Plan.

Exemption For Investment Managers

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Supplements and Amendments

The Corporation may, prior to the date of the Meeting, without the approval of the holders of rights or Common Shares, supplement, amend, vary or delete any of the provisions of the Plan and may, after the date of the Meeting (provided the Plan is confirmed by shareholders at such meeting) with the prior approval of shareholders (or the holders of rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Plan. The Corporation may make amendments to the Plan at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Plan due to changes in any applicable legislation, regulations or rules.

Board of Directors

The adoption of the Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Item 2.     Exhibits.

Exhibit Number	Description of Exhibit:

4.1	Shareholder rights plan agreement dated as of April 29, 2005, between Banro Corporation and Equity Transfer Services Inc., as Rights Agent, which includes the Form of Rights Certificate as Attachment 1

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 16 , 2005

BANRO CORPORATION By: /s/ Donat K. Madilo Donat K. Madilo Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit:

4.1	Shareholder rights plan agreement dated as of April 29, 2005, between Banro Corporation and Equity Transfer Services Inc., as Rights Agent, which includes the Form of Rights Certificate as Attachment 1